SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated June 21, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated June 21, 2016, The Company reported that it has notified to BACS Bank of Credit and Securitization S.A. ("BACS") the exercise of the conversion right of  subordinated convertible notes into ordinary shares for a nominal value of $ 100 million issued by BACS on June 22, 2015 and fully subscribed by IRSA, in the terms of the subscription  contract celebrated  between IRSA and BACS on the same date.

As a result, BACS will begin the necessary procedures with the Central Bank of Argentina ("BCRA") in accordance with CREFI 2 Rules for the purposes of the authorization of the issue of shares to IRSA.

Note that in the event that the transaction described herein is approved by the Central Bank, together with the acquisition made by IRSA through Tyrus S.A. previously informed, IRSA will hold 37.72% of the outstanding shares of BACS.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: June 21, 2016